

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 18, 2007

Mr. Wallace Macmillan
Vice President - Financial
Central European Media Enterprises Ltd.
Clarendon House, Church Street
Hamilton, HM CX Bermuda

> **Re:** **Central European Media Enterprises Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
>
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2007**
> **File No. 0-24796**

Dear Mr. Macmillan:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

VI. Critical Accounting Policies and Estimates, page 88
Goodwill and intangible assets, page 89

1.   We note your reference to independent valuation consulting firms. While you are not required to make reference to independent valuation firms, when you do you should also disclose the name of the expert. If you decide to delete your reference to independent valuation firms, your future filings should provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise throughout your filing where independent valuation firms are mentioned.

Consolidated Statement of Shareholders' Equity, page 102

2.   We note that you have a currency translation adjustment of $157.5 million recorded in Other Comprehensive Income. We also note per page 91 that $77.2 million primarily relates to inter-company loan transactions. Please tell us:

• What transactions occurred during the year ended December 31, 2006 that resulted in the $77.2 million foreign currency adjustment. Tell us why you believe the inter-company loan is long-term in nature.
• What makes up the other $80.3 million in translation adjustments.

2. Restatement, page 108

3.   We note your restatement regarding historical stock option granting practices. Tell us and disclose specifically the nature of each error and why these errors where made. Refer to the Chief Accountant's September 19, 2006 letter that can be found at www.sec.gov/info/accountants/staffletters/fei_aicpa091906.htm. In addition, tell us how you considered the Division of Corporation Finance guidance regarding filing restated financial statements for errors in accounting for stock option grants. This guidance can be found at www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm   Revise or advise as necessary.

4.   We note that on page 108 your statement that correcting the error in the financial statements for the year ended December 31, 2006 would be material; therefore, in accordance with SAB 108, you have restated your historical financial statements. We also not your disclosure on page 116 that you have "adopted SAB 108 in the third quarter of 2006 and concluded that there was no impact of adoption." These two statements appear to contradict each other. Please advise.

6. Investments, page 125
Radio Pro and Media Pro, page 126

5.   We note that you paid EUR 8 million and transferred your remaining 20%
        investment in Radio Pro to acquire a 10% interest in Media Pro. Please tell us:

- In detail how you determined it was appropriate to record a gain of US$6.2
  million on the transaction. Refer to your basis in accounting literature.
- How you calculated the gain.
- Why you believe this was an arms-length transaction.

21. Commitments and Contingencies, page 145
Contingencies, page 147

6.   Tell us and disclose how you have applied SFAS 5 with regard to your
        contingencies. For example, you have not disclosed whether you have accrued
        for your Global Communications dispute and the Former Shareholder dispute in
        Croatia.

* * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detail letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

    You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                        Sincerely,

                                                        Larry Spirgel
                                                        Assistant Director